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Exhibit 99.(a)(14)

WESTMINSTER CAPITAL, INC. ANNOUNCES AMENDMENT TO ITS TENDER OFFER

        Beverly Hills, CA—May 23, 2002—Westminster Capital, Inc. (AMEX: WI) today announced that it has filed with the Securities and Exchange Commission on May 23, 2002, additional amendments to the Schedule TO, Schedule 14D-9 and Schedule 13E-3 relating to Westminster's offer to purchase all shares of its shares of common stock. On May 17, 2002, Westmninster filed amendments to the Schedule TO, Schedule 14D-9 and Schedule 13E-3 with the SEC in response to SEC comments. Westminster filed amendments today in response to additional comments made by the SEC. The amendments filed today provide additional disclosure with regard to the opinion of the financial advisor to the Special Committee and the interests of Westminster affiliates in the net book value and net earnings. The amendments may be obtained on the SEC's web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc., the information agent for the offer, at 1-866-219-9943. The tender offer is scheduled to expire tomorrow, May 24, 2002, at 5:00 p.m., New York City time.

        Westminster is a holding company that makes opportunistic value-added investments in publicly held and private companies.

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WESTMINSTER CAPITAL, INC. ANNOUNCES AMENDMENT TO ITS TENDER OFFER